FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ/MF): 47.508.411/0001-56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 3RD, 2011

1.      DATE, TIME AND VENUE: November 3rd, 2011, at 0:30 p.m., at the Company’s headquarters at Avenida Brigadeiro Luiz Antônio, n.º 3.142, in the city and state of São Paulo.

2.            PRESIDING:  Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.            CALL NOTICE AND ATTENDANCE: The call notice was made pursuant to Article 15 of the Company’s Bylaws. Attendance by the totality of the exercising members.

4.            AGENDA:  (i)  Analysis, discussion and approval of the Quarterly Information Form for the Third Quarter of 2011; (ii)  Approval of the payment of interim dividends in accordance with the Company’s Distribution of Dividends Policy; (iii)  Increase of the capital stock of the Company upon the issuance of preferred shares, in compliance with the Company’s Stock Option Plan, subject to the limit of the authorized capital; and (iv)  Approval of the new Code of Moral Conduct of the Company.

5.            RESOLUTIONS:  After the meeting was convened, the Board members examined the Agenda and resolved by the majority vote:

5.1 To approve, without reservations, the Quarterly Information Form for the third quarter of 2011, together with the Management Report and Independent Auditors’ Report, accompanied by the favorable review of the Fiscal Council.

5.2 To approve the payment of interim dividends referred to the third quarter of 2011, in the total amount of R$ 22,583,169.93, equivalent to R$ 0.09 per preferred share and R$0.081818181818 per common share, previously approved in the Meeting of the Board of Director on February 23, 2011, pursuant to the Company’s Dividend Distribution Policy. The payment of dividends shall be made on November 28, 2011. All the shares shall be entitled to dividends on November 14, 2011 base date. As of November 16, 2011, the shares shall be negotiated “ex-right” to dividends until the payment date thereof.

5.3 To approve, as a consequence of the exercise of the stock purchase options Series A3 Silver and Gold and a4 Silver and Glod, under the Company’s Stock Purchase Option Plan (“Plan”), approved at the Annual Meeting held on December 20, 2006, upon due observance of the Company’s authorized capital limit, pursuant to Section 6 of the Company’s Bylaws, the increase of the Company capital in the amount of two hundred and forty eight thousand, seven hundred and twenty three Brazilian reals and twenty six cents (R$ 248,723.26), through the issuance of twenty thousand and one hundred (20,100) preferred shares, of which:

(i) six thousand nine hundred and ninety five (6.995) preferred shares, at the issuing price of  twenty seven Brazilian reals and forty seven cents (R$ 27.47) per share, in accordance with the Plan, totalizing the amount of one hundred and ninety one, three hundred and twenty eight Brazilian reals and fifty-five cents (R$ 191,328.55), concerning the exercise of Serie A3 Silver; (ii)  six thousand nine hundred and ninety five (6.995) preferred shares, at the issuing price of one cent (R$ 0.01) per share, in accordance with the Plan, totalizing the amount of sixty nine Brazilian reals and sixty-five cents (R$ 69.65), concerning the exercise of Serie A3 Gold; (iii)  one thousand and two hundred and thirty two (1,232) preferred shares, at the issuing price of forty six Brazilian reals and forty nine cent (R$ 46.49) per share in accordance with the Plan, totalizing the amount of fifty seven thousand, two hundred and seventy five Brazilian reals and sixty eight cents (R$ 57,275.68) concerning the exercise of Serie A4 Silver; and (iv) one thousand and two hundred and thirty two (1,232) preferred shares, at the issuing price one cent (R$ 0.01) per share in accordance with the Plan, totalizing the forty nine Brazilian reals and thirty eight cents (R$ 57,275.68) concerning the exercise of Serie A4 Gold. The preferred shares, as of their issuing, shall equally share all of the benefits, including dividends and any capital earnings that might be distributed by the Company and shall not be entitled to dividends paid in advance by the Company for the third quarter of 2011.

5.3.1 As a result of the resolution above, the Company capital is changed from six billion, one hundred and twenty nine million, one hundred and fifty six thousand, two hundred and seven Brazilian reals and seventy three cents (R$ 6,129,156,207.73) to six billion, one hundred and twenty nine million, four hundred and four thousand, nine hundred and thirty Brazilian reals and ninety-nine cents (R$ 6,129,404,930.99) fully subscribed and paid, divided into two hundred sixty million, two hundred and thirty eight thousand, six hundred and one (260,238,601) shares of no par value, of which ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one (99,679,851) are common shares, and one hundred and sixty million, five hundred and fifty eight thousand and seven hundred and fifty (160,558,750) are preferred shares

5.4 To approve the new Code of Moral Conduct of the Company, attached hereto as Annex I. The Code of Moral Conduct of the Company complies with item 5.8 of the New Listing Regulation for Corporate Governance Level 1 issued by BM&FBOVESPA.

APPROVAL AND SIGNING OF THE MINUTES: There being no further matters no further matters to address, the meeting was adjourned for the drafting of these minutes, which were then read, approved and signed by all those present. São Paulo, November 3rd, 2011. Signatures:  Chairman of the Board – Abilio dos Santos Diniz; Secretary – Renata Catelan P. Rodrigues. Members: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Jean-Charles Henri Naouri, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Arnaud Strasser, Jean Louis Bourgier, Candido Botelho Bracher, Fabio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira and Ulisses Kameyama.   This is a free translation of the original drawn up in the Company's records, pursuant to paragraph 3 of Article 130 of Law 6404/76, as amended.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 04, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.